06016452

QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

SEC MAIL PROCESSING RECEIVED SEP 1 2006 WASH, D.C. 160 SECTION

21 August 2006

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of June & July, 2006, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 0111 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

PROCESSED
SEP 0 5 2006
THOMSON FINANCIAL

Attachments

Exhibit Index on Page 2

dw 9/5

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 March to 31 March 2006.

Doc Date	Headline	Pages
06/02/2006	QRSciences Counter Terrorism Technology Recogniszed by U.S and Australian Governments	13
06/06/2006	QRSciences & Rapiscan Finalise $33 million Preferred Pricing and Purchase Agreement	3
06/06/2006	Notice of General Meeting	2
06/07/2006	UK & Australian Customs Invesigate Innovative Approach to Narcotic Detection	3
06/23/2006	Appendix 3B	2
06/23/2006	Appendix 3B - Correction	9
06/29/2006	To Acquire Baxall Australia	
06/29/2006	Change of Director's Interest Notice	2
06/29/2006	Change of Director's Interest Notice	2
06/29/2006	Change of Director's Interest Notice	2
06/29/2006	Change of Director's Interest Notice	2
06/29/2006	Release of Escrow	3
07/03/2006	Appendix 3B	9
07/03/2006	Change of Director's Interest Notice	2
07/04/2006	Obtains Distribution Rights For Sentryscope	3
07/04/2006	General Meeting Presentation	22
07/04/2006	ASX Circular: Reorganisation of Capital	1
07/05/2006	Results of Meeting	2
07/11/2006	Forecasts Revenue Range of $14-16m for FY07	3
07/12/2006	Share Purchase Plan	8
07/28/2006	Continues Move To Non-Executive Board	2
07/28/2006	Share Purchase Plan Extension of Offer Period	1
07/31/2006	Change of Director's Interest Notice	2
07/31/2006	Commitments Test Entity - Fourth Quarter Report	7

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**02/06/06**
Document Ref:	**289**
Release Time:	**Immediate**
Subject:	**QRSciences Counter Terrorism Technology Recognized by U.S and Australian Governments**

QRSciences Holdings Limited

QRSCIENCES COUNTER TERRORISM TECHNOLOGY RECOGNIZED BY U.S AND AUSTRALIAN GOVERNMENTS

2 June, 2006 Perth, Western Australia: QRSciences (ASX:QRS), a developer of advanced sensor and detection technology, is pleased to announce the company has received important recognition from the United States and Australian Governments following official meetings in Washington this week.

Both Governments have identified one of QRSciences' metal detection technologies as a possible solution to identify dis-assembled firearms and firearm components in packages and baggage.

The Minister for Justice and Customs, Senator the Hon Chris Ellison, said from Washington that the Australian Customs Service was participating in bilateral discussions with the United Sates to collaborate on counter-terrorism technologies.

QRSciences welcomes the Minister's announcement and is pleased that the bilateral agreements between the United States and Australia provide a mechanism for the United States to test and evaluate Australian technologies.

Gary Pennefather, Vice President of Commercial Systems at QRSciences said, "QRSciences is proud to be recognised as a contributor in a field of such fundamental importance as global security."

A full copy of The Minister for Justice and Customs, Senator the Hon Chris Ellison's announcement follows.

The Senator's announcement is on the back of QRSciences' finalising an agreement on the 30th May 2006, to cross license a suite of patent and patent applications with GE Security, a business affiliate of the General Electric Company (NYSE:GE). As part of the deal QRSciences will earn royalties on GE product sales incorporating QRS's patented IP (see ASX release 29 May 2006).

Kevin Russeth, Chief Executive Officer said "These are important milestones as QRSciences continues to strengthen it's push into the US security market"

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary, QRSciences Corporation, based in San Diego, California. The company designs and develops systems, sub-systems, components and software for security related applications. Applications for the technologies include explosive, narcotic and weapons detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For further information about QRSciences visit: http://www.qrsciences.com

SENATOR THE HON CHRIS ELLISON
MINISTER FOR JUSTICE AND CUSTOMS
MANAGER OF GOVERNMENT BUSINESS IN THE SENATE
SENATOR FOR WESTERN AUSTRALIA

MEDIA RELEASE

E51/06 01/06/2006

Australia and US join forces to develop counter-terrorism technology

Following two recent agreements between Australia and the United States, officials from both countries met for the first time in Washington this week to develop opportunities for Australian and United States research communities to collaborate on counter-terrorism technologies.

The Minister for Justice and Customs, Senator the Hon Chris Ellison, said from Washington today that this first meeting demonstrates practical cooperation between Australia and the United States in fighting terrorism and transnational crime.

"Officers from the Australian Customs Service have participated in the bilateral discussions in areas of interest including physical security, explosives and weapons detection technology, and chemical, biological, radiological and nuclear detection," Senator Ellison said.

Senator Ellison said by way of practical example the Australian Customs Service has been trialling prototype technology developed by QR Sciences, a Western Australia based company on screening technology to better detect firearms and firearms parts in the postal environment.

"This type of prototype may be of interest to the United States and the bilateral agreements provide a mechanism to test and evaluate new technologies like this" Senator Ellison said.

"Likewise Australia has the opportunity to benefit through access to the US research and development community to continue to enhance our counter-terrorism capabilities."

Media inquiries: Duncan Bremner 02 6277 7260 / 0409 003 084

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**06/06/06**
Document Ref:	**290**
Release Time:	**Immediate**
Subject:	**QRSciences & Rapiscan Finalise $33 million Preferred Pricing and Purchase Agreement**

QRSciences Holdings Limited

QRSciences & Rapiscan Finalise $33 million Preferred Pricing and Purchase Agreement

June 6, 2006 Perth, Western Australia: QRSciences (ASX:QRS) announced today that it has reached agreement with Rapiscan Systems, a wholly-owned subsidiary of OSI Systems (NASDAQ:OSIS), giving Rapiscan preferred pricing and licensing rights over technology developed by QRS that makes up part of the co-developed Rapiscan QXR1000 baggage and package screening system.

Under the terms of the agreement Rapiscan will maintain preferred pricing and licensing rights provided it places minimum orders in each of the next 4 years which in aggregate totals approximately AU$33 million.

Ajay Mehra, President of Rapiscan Systems, commented, "We are pleased about this agreement in that the synergies between the two companies' technologies has resulted in a new product that has the potential of improving detection of difficult to detect items. We have been laying the groundwork with the United States government and in many other global markets and we look forward to the introduction of this product."

Kevin Russeth, Chief Executive Officer of QRSciences said "We are pleased to be working closely with one of the world's largest suppliers of security screening systems. This agreement brings Rapiscan's worldwide marketing; manufacturing and distribution power to bear for our first product and is another major step forward in the growth of our company. This success results directly from the extensive product testing and evaluation completed by the U.S. Department of Homeland Security, through the Transportation Security Laboratory, and also from Rapiscan's initial marketing outreach."

The QXR1000 product was jointly developed by QRSciences and Rapiscan funded in part by a grant from the U.S. Department of Homeland Security's Technical Support Working Group (TSWG). The device combines QRSciences' technology with Rapiscan's most widely deployed 520B X-ray unit. It provides a comprehensive explosives and weapons detection solution for applications including baggage screening at airport checkpoints, public transportation facilities, high security buildings and other critical infrastructure.

The QXR1000 recently completed evaluation testing with the U.S. Department of Homeland Security and will be showcased and demonstrated to a range of Federal Agencies at Technical Support Working Group Explosives Detection Conference in the United States in June.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary, QRSciences Corporation, based in San Diego, California. The company designs and develops systems, sub-systems, components and software for security related applications. QRSciences is a developer of advanced technology and a leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect specific molecular structures, with additional capability in configuration sensitive metal detection and imaging. Applications for the technologies include explosive, narcotic and weapons detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For further information about QRSciences visit: http://www.qrsciences.com

About Rapiscan Systems:

Rapiscan Systems, a division of OSI Systems, Inc., is a leading supplier of high quality security inspection solutions utilizing X-ray and gamma-ray imaging and advanced threat identification techniques such as neutron and diffraction analysis. The company's products are sold into four market segments: Baggage and Parcel Inspection, Cargo and Vehicle Inspection, Hold Baggage Screening and People Screening. The company has an installed base globally of more than 50,000 security and inspection systems. The Rapiscan Systems product line is manufactured at four locations and supported by a global support service network.

For further information on Rapiscan Systems, visit: http://www.rapiscansystems.com

About Technical Support Working Group (TSWG):

TSWG is the U.S. national forum that identifies, prioritizes, and coordinates interagency and international research and development (R&D) requirements for combating terrorism. The TSWG rapidly develops technologies and equipment to meet the high priority needs of the combating terrorism community, and addresses joint international operational requirements through cooperative R&D with major allies.

For more information on TSWG visit: http://www.tswg.gov

Notice of General Meeting

including

Explanatory Statement

Proxy Form

Corporate Representative Form

QRSciences Holdings Limited
ABN 27 009 259 876

General Meeting to be held at
The Lecture Theatre, Technology Park Function Centre
2 Brodie Hall Drive Bentley, Western Australia
on 4 July 2006 commencing at 9:00am WST.

These papers should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Notice of General Meeting

A general meeting of shareholders of QRSciences Holdings Limited will be held at The Lecture Theatre, Technology Park Function Centre, 2 Brodie Hall Drive, Bentley, Western Australia on 4 July 2006 commencing at 9:00am WST to consider and pass the following motions:

1. Ratification of Previous QRSH Share Issues

As an ordinary resolution:

> That, for all purposes, the Shareholders ratify the previous allotment and issue of QRSH Shares to the parties, for the purposes and on the terms set out in the Explanatory Statement.

2. Approval to Undertake Consolidation

As an ordinary resolution:

> That, for with effect from the close of the Meeting all of the issued securities be consolidated at the ratio of one (1) post-consolidation security for every ten (10) pre-consolidation securities, rounding up any fractional entitlements.

Voting Exclusion Statement

The Company will disregard any votes cast on resolution 1 by any person who received the QRSH Shares and their associates unless cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or a person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of General Meeting is incorporated in and comprises part of this Notice of General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of General Meeting and Explanatory Statement.

"Snap-Shot" Time

The Company is permitted to specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the meeting.

The Directors have determined that all Shares quoted on ASX at 5.00pm (WST) on 30 June 2006 shall, for the purposes of determining voting entitlements at the General Meeting, be taken to be held by the persons registered as Shareholders at that time.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company and/or registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of a Corporate Representative form is enclosed if required.

By Order of the Board of Directors



Darren Bromley
Company Secretary
QRSciences Holdings Limited

6 June 2006

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in connection with business to be conducted at a general meeting to be held at The Lecture Theatre, Technology Park Function Centre, 2 Brodie Hall Drive, Bentley, Western Australia on 4 July 2006 commencing at 9:00am WST.

Its purpose is to provide Shareholders with all information known to QRSciences which is material to a decision on how to vote on the motions in the accompanying Notice of General Meeting and it should be read in conjunction with the Notice of General Meeting.

Capitalised terms in this Explanatory Statement are defined in the Glossary.

1 THE MOTIONS

1.1 Ratification of Previous QRSH Share Issues

Since the 2005 annual general meeting of QRSciences, QRSH Shares were issued to various unrelated professional and sophisticated investors.

ASX Listing Rules

Listing Rule 7.1 provides that a company must not, without prior approval of shareholders, issue equity securities if the equity securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

The QRSH Shares the subject of resolution 1 were issued between 27 February 2006 and 10 March 2006 at an issue price of 8 cents each on the terms set out in **Annexure A** to this Explanatory Statement and ranking equally with the existing QRSH Shares on issue at that time. A total of 18,750,000 QRSH Shares were issued to raise $1.5 million, which represents 5.96% of all issued QRSH Shares as at the date of the Notice of General Meeting.

Funds raised from the issue of QRSH Shares were used for the acquisition of an interest in Spectrum San Diego Inc., the purchase of an option over the BTG patent portfolio and for general working capital purposes.

Directors' recommendations

The Board believes that the ratification of the above Share issue is beneficial for the Company and recommends that Shareholders vote in favour of the resolution. It will

allow the Company to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

1.2 Approval to Undertake Consolidation

Resolution 2 is proposed to obtain approval for the consolidation of the Company's securities. Under Resolution 2, it is proposed that the Company's pre-consolidation securities be consolidated at the ratio of one (1) post-Consolidation security for every ten (10) pre-Consolidation securities ("**the Consolidation**"). Any fractional entitlements will be rounded up.

The number of securities on issue prior and following the proposed Consolidation is set out in the Capital Structure table set out in **Annexure B**.

The indicative timetable for the Consolidation will be as follows:

Action	Date
The Company to notify ASX on the day of the Meeting if shareholders approve Resolution 2	4 July 2006
The re-organised securities commence trading on a deferred settlement basis	5 July 2006
Last day for the Company to register transfers on a pre-consolidation basis	11 July 2006
Company to notify security holders, register the securities on a post-consolidation basis and issue new holding statements (or issue new share certificates as required)	12 July 2006
Deferred settlement market finishes	18 July 2006
Ordinary trading resumes	19 July 2006

Shareholder approval for the consolidation is required under ASX Listing Rule 7.20 and Chapter 2H of the Corporations Act.

The Company currently has on issue 23,686,282 B Preference shares. The B Preference Shares were issued by the Company pursuant to the acquisition of QR Sciences Limited. The B Preference Shares are, subject to certain events, due to convert to ordinary shares in the Company on 31 December 2006 on the basis of 1 ordinary QRSH Share for every B Preference Share. Pursuant to clause 7 of the B Preference Shares' Terms and Conditions, in the event of a capital reconstruction, the B Preference Shares will treated exactly the same as the ordinary QRSH Shares. Accordingly, pursuant to the Consolidation, the number of B Preference Shares will be consolidated at the ratio of one (1) post-Consolidation B Preference Share for every ten (10) pre-Consolidation B Preference Share. Any fraction entitlements will be rounded up.

Directors' recommendations

The Board believes that the proposed consolidation is beneficial for the Company and recommend Shareholders vote in favour of the resolution.

The Boards view is that the consolidation will assist in pricing the shares in a range that will attract higher quality investors which will assist the Company in creating further interest in the capital markets both in Australia and abroad.

2 GLOSSARY

In this Explanatory Statement, the following terms have the following meanings unless the context otherwise requires:

Annexure	annexure to this Explanatory Statement.
ASX	Australian Stock Exchange Limited ABN 98 008 624 691.
ASX Listing Rules and **Listing Rules**	official listing rules of ASX.
Board	board of Directors.
Constitution	constitution of QRSciences.
Corporations Act	Corporations Act 2001 (Cth).
Director	director of QRSciences.
QRSciences	QRSciences Holdings Limited ABN 27 009 259 876.
QRSH Share	fully paid ordinary share in the capital of QRSciences.
Shareholder	holder of a QRSciences Share.

Annexure A
QRSH Share Terms

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the ordinary shares of QRSciences. Full details are contained in the Constitution, available for inspection at QRSciences' registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of QRSciences, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of QRSciences which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of QRSciences all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, accordingly to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in QRSciences may be transferred by instrument in any form which complies with the Constitution, the Corporations Act 2001, ASX Listing Rules and the ASTC Rules.

Shares may be transferred by such means in accordance with ASX Listing Rules and the ASTC Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by ASX Listing Rules and the ASTC Rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by QRSciences and will not therefore become liable for forfeiture.

(g) Further Increases in Capital

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, ASX Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) Variation of Rights Attaching to Shares

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) General Meeting

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of QRSciences and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and ASX Listing Rules.

Annexure B
Capital Structure

Ordinary Fully Paid Shares

Number of Securities

314,493,997	Existing Fully Paid Ordinary Shares (ASX:QRS)
31,449,400	Shares on Issue following 1 for 10 Consolidation
31,449,400	Total Ordinary Fully Paid Shares following Completion of Consolidation

23,686,282	Existing B Preference Shares
2,368,629	Preference shares (unquoted) following 1 for 10 Consolidation
2,368,629	Total Preference Shares following Completion of Consolidation

Note — At 6 June 2006 there were 23,686,282 B preference shares issued. The B preference shares are to be converted into ordinary shares on 31 December 2006 on the basis of one ordinary share for every one B preference share.

QRSciences

ABN 27 009 259 876

Proxy Form

Shareholder Details

Name: ....

Address: ....

Contact Telephone No: ....

Contact Name (if different from above): ....

Appointment of Proxy

I/We being a shareholder/s of QRSciences Holdings Limited and entitled to attend and vote hereby appoint

☐ The Chairman of the meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to attend and act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of QRSciences Holdings Limited to be held at on **4 July 2006** commencing at **9.00am** WST and at any adjournment of that meeting.

☞ ☐ IMPORTANT

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote, please place a mark in this box with an 'X'. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that votes cast by him, other than as a proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions and your votes will not be counted in computing the required majority if a poll is called. The Chairman of the Meeting intends to vote undirected proxies in favour[1] of each resolution.

Voting directions to your proxy – please mark ☒ to indicate your directions

		For	Against	Abstain*	Proxy's Direction
1.	Ratification of QRSH Shares	☐	☐	☐	☐
2.	Consolidation of QRSH Shares	☐	☐	☐	☐

*If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointment of a second proxy (see instructions overleaf)

If you wish to appoint a second proxy, state the % of your voting rights applicable to the proxy appointed by this form ☐ %

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

1 The Chairman's intention to vote for or against the resolutions must be stated.

HOW TO COMPLETE THIS PROXY FORM

Your Name and Address

Please print your name and address as it appears on your holding statement and the company's share register. If shares are jointly held, please ensure the name and address of each joint shareholder is indicated. Shareholders should advise the company of any changes. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form.

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company.

Votes on Resolutions

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each Resolution. All your shareholding will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Mr Darren Bromley, Company Secretary on (08) 9358 5011 or you may photocopy this form.

To appoint a second proxy you must on each Proxy Form state (in the appropriate box) the percentage of your voting rights which are the subject of the relevant proxy. If both Proxy Forms do not specify that percentage, each proxy may exercise half your votes. Fractions of votes will be disregarded.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the company's share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting a "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate is either included in the Notice of Annual General Meeting or may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting ie. no later than 9.00am WST on 2 July 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

This Proxy Form (and any Power of Attorney and/or second Proxy Form) may be sent or delivered to the company's registered office at 8-10 Hamilton Street, Cannington WA 6107 or sent by facsimile to the registered office on(08) 9358 5022.

Appointment of Corporate Representative

Section 250D of the Corporations Act 2001

This is to certify that by a resolution of the Directors of:

....

(Company),

Insert name of shareholder company

the Company has appointed:

....,

Insert name of corporate representative

in accordance with the provisions of section 250D of the Corporations Act 2001, to act as the body corporate representative of that company at the meeting of the members of QRSciences Holdings Limited to be held on 4 July 2006 and at any adjournments of that meeting.

DATED ....

Executed by the Company)
in accordance with its constituent documents)

....	....
Signed by authorised representative	Signed by authorised representative
....	....
Name of authorised representative (print)	Name of authorised representative (print)
....	....
Position of authorised representative (print)	Position of authorised representative (print)

INSTRUCTIONS FOR COMPLETION

1. Insert name of appointor Company and the name or position of the appointee (eg "John Smith" or "each director of the Company").

2. Execute the Certificate following the procedure required by your Constitution or other constituent documents.

3. Print the name and position (eg director) of each company officer who signs this Certificate on behalf of the company.

4. Insert the date of execution where indicated.

5. Send or deliver the Certificate to QRSciences Holdings Limited's registered office at 8-10 Hamilton Street, Cannington WA 6107, or fax the Certificate to the registered office at (08) 9358 5022.

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**07/06/06**
Document Ref:	**292**
Release Time:	**Immediate**
Subject:	**UK & Australian Customs Investigate Innovative Approach to Narcotic Detection**

QRSciences
Holdings Limited

UK & Australian Customs Investigate Innovative Approach to Narcotic Detection

PERTH, WESTERN AUSTRALIA & SAN DIEGO, CA - June 7, 2006 - QRSciences (ASX:QRS) (PINKSHEETS:QRSHY) is involved in coordinated testing with HM Customs and Australian Customs Service looking at the capability of the Company's Quadrupole Resonance (QR) technology for narcotic detection. The next generation technology is being trialled to detect smuggled narcotics.

The illegal import of narcotics continues to be a significant global problem contributing to crime and terrorism. In response QRSciences is extending the detection capability of its QR technology to include narcotic substances that are of interest to the various regulators. The added functionality has been incorporated into the current T3-03 product line, has undergone a series of independently verified tests and is available for demonstration to customers.

"Several narcotics including Heroin, Cocaine and Methamphetamine have molecular characteristics which exhibit quadrupolar behavior. Extending QR to include some of these drugs and their derivatives significantly broadens the application of the technology," said Dr. Timothy Rayner, Chief Technology Officer, QRSciences. "This capability adds another important tool to the arsenal of equipment available to Customs officers worldwide that can be used to interdict cargos of illegal narcotics" he concluded.

"Reducing the flow of narcotics is not only beneficial to Australia but also to other hotspots around the world. There is particular interest in this capability in the Middle East and in parts of South East Asia" said QRSciences Chief Executive Officer, Kevin Russeth. He also stated, "Both baggage and mail packages entering most countries today are manually scanned using X-ray equipment for the presence of narcotics the addition of this capability will allow for automated detection which may result in increased performance."

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary, QRSciences Corporation, based in San Diego, California. The company invests in, designs and develops systems, sub-systems, components and software for security related applications. Applications for the technologies include explosive, narcotic and weapons detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For further information about QRSciences visit: http://www.qrsciences.com

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**23/06/06**
Document Ref:	**294**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

QRSciences
Holdings Limited

23 June 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

Please see attached an Appendix 3B in relation to the issue of 4,580,948 Ordinary Shares Ordinary Shares in QRSciences.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,580,948 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,830,948 at a deemed issue price of $0.97 750,000 under terms of Employee Share Plan
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 3,830,948 pursuant to acquiring a stake in Spectrum San Diego Inc. Issue of 750,000 to Dr Timothy Rayner as approved at the General Meeting of Shareholders dated 22 November 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	325,583,309** *(** 12,833,335 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 23 June 2006

Print name: Darren Bromley

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/06/2006

TIME: 14:26:34

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**23/06/06**
Document Ref:	**295**
Release Time:	**Immediate**
Subject:	**Correction to Appendix 3B**

QRSciences Holdings Limited

23 June 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

Please note the following correction in part 5 of the Appendix 3B released to the ASX at 14:26 today.

The correct deemed issue price of the 3,830,948 shares is 9.7 cents ($0.097).

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/06/2006

TIME: 14:45:37

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Correction

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**29/06/06**
Document Ref:	**296**
Release Time:	**Immediate**
Subject:	**QRSciences To Acquire Baxall Australia**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

QRSCIENCES TO ACQUIRE BAXALL AUSTRALIA

29 June, 2006 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) announced today that it has executed a Letter of Intent (LOI) to acquire the business and key assets of Baxall Australia Pty Ltd (Baxall) from Baxall UK.

Baxall was established in Port Melbourne in March 2005 as a direct seller and distributor of surveillance and monitoring equipment including closed circuit television security cameras, digital video recorders and related components. The company employs 15 people across Australia with warehouse and sales facilities in Melbourne, Sydney and Brisbane. The business is expected to be profitable and to earn in excess of $10M in revenue in the coming financial year.

The acquisition provides QRS with an established sales team and access to the vibrant and growing $150M per year Australian CCTV distribution market, one of the fastest growing markets in the Homeland Security space. Baxall is underpinned by key supply contracts with some of the world's leading CCTV manufacturers and a long term partnering and distribution agreement with Baxall UK.

In Australia, Baxall's business extends across the government facility, banking, retail shopping, commercial office building, hospitality and retail service station market segments and includes a number of major Australian companies as clients.

Rick Stokes, CEO Baxall Australia, has 15 years experience in the CCTV industry and has been an integral part of the development of that market in Australia through past positions at Hills Industries and heading Vicam CCTV Systems and Pacific Communications. Mr. Stokes will continue with the business in a full time capacity.

"Acquisition of Baxall Australia provides QRS with a ready-made sales and distribution capability spanning the country plus an overseas network of representatives, security consultants, local distributors and connections particularly across the ASEAN region. These channels constitute a profitable and growing revenue based security distribution business with further growth driven by sales of QRSciences proprietary products" said QRSciences CEO Mr. Kevin Russeth.

"QRS strategy is to continue look for opportunities that create a short to medium term return to shareholders and to augment our R&D and product development capabilities" Russeth concluded.

QRS will acquire the business at the adjusted value of the nominated assets (taking into account obsolete stock) plus a subsequent goodwill payment equally in scrip and cash based on a 4 times multiple of audited EBIT for the 12 months to 30 June 2007. A deposit of $ 200,000 will be paid to Baxall, comprising $ 50,000 cash and the balance in fully paid shares in QRS.

The transaction is expected to be completed in the first quarter of FY07.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, pharmaceutical quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit QRSciences on the web at http:/www.qrsciences.com or phone +61 8 9358 5011.

About Baxall UK:

Established in 1976, Baxall UK is headquartered in Stockport, UK and is a pioneer and world leader in CCTV camera development and manufacturing. Baxall employs around 250 people including 40 development engineers and a technical support centre in the United States.

For more information on Baxall visit: http://www.baxall.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Gary Pennefather
Date of last notice	23 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 June 2006
No. of securities held prior to change	1,600,000
Class	Fully paid Ordinary
Number acquired	150,000 Ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.052
No. of securities held after change	1,750,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market Trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Timothy Rayner
Date of last notice	Not Applicable

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 June 2006
No. of securities held prior to change	Nil
Class	Fully paid Ordinary
Number acquired	750,000 Ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Under terms of Employee Share Plan
No. of securities held after change	750,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Employee Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Simon Bedford
Date of last notice	23 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 June 2006
No. of securities held prior to change	1,600,000
Class	Fully paid Ordinary
Number acquired	400,000 Ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.052
No. of securities held after change	2,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market Trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	27 January 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	29 June 2006
No. of securities held prior to change	Indirect – 1,887,500 Fully paid Ordinary shares. Direct – 9,575,000 Fully paid Ordinary shares.
Class	Fully paid Ordinary
Number acquired	Indirect - 600,000 Ordinary shares Direct – 900,000 Ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.052
No. of securities held after change	Indirect – 2,487,500 Fully paid Ordinary shares. Direct – 10,475,000 Fully paid Ordinary shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**29/06/06**
Document Ref:	**301**
Release Time:	**Immediate**
Subject:	**Release of Escrow**

29 June 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir / Madam

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities issued on the 23 December 2004 and 20 January 2005 will be released from escrow on 10 July 2006.

- 3,966,665 fully paid ordinary shares.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 30/06/06
Document Ref: 302
Release Time: Immediate
Subject: Appendix 3B

QRSciences
Holdings Limited

30 June 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

Attached is an Appendix 3B in relation to the issue of 4,411,387 Ordinary Shares in QRSciences Holdings Limited taking the total number of fully paid ordinary shares on issue to 323,744,665.

The Company has recently completed a reconciliation of past filings and as a result, the number of fully paid shares as quoted on ASX has been adjusted to the above number. The number of B preference shares has been adjusted to 23,686,282.

The adjustment results from a counting error reflected in the Appendix 3B issued to the ASX on 9 March 2006 plus the rounding of shares.

The holdings of all security holders remains unchanged.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,411,387 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,992,032 @ $0.0502 per share (5.02 cents) 2,419,355 @ $0.062 per share (6.2 cents)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,992,032 Ordinary Shares for working capital requirements. 2,419,355 Ordinary Shares issued for Deposit to Baxall as per ASX announcement on 29 June 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	323,744,665** *(** 12,833,335 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

+ See chapter 19 for defined terms.

Item	Description	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,686,282	B preference shares

Item	Description	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

Item	Description	
11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 30 June 2006

Print name: Darren Bromley

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited	
ABN: 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Timothy Rayner
Date of last notice	29 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 June 2006
No. of securities held prior to change	750,000
Class	Fully paid Ordinary
Number acquired	250,000 Ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.052 / share
No. of securities held after change	1,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market Trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**04/07/06**
Document Ref:	**304**
Release Time:	**Immediate**
Subject:	**Obtains Distribution Rights For Sentryscope**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

QRSCIENCES OBTAINS DISTRIBUTION RIGHTS FOR SENTRY*SCOPE*™

4 July, 2006 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) announced today that it has completed an agreement with Spectrum San Diego (Spectrum) to sell and distribute the Sentry*Scope*™ video surveillance system to U.S. government markets and to a number of territories including Australia and New Zealand.

Under the agreement QRSciences (QRS) will be the exclusive distributor of Sentry*Scope*™ equipment in Australia, New Zealand, Japan, Taiwan and India. In addition QRS acquires non-exclusive rights to sell and distribute the equipment to the U.S. Federal Government including key customers at the U.S. Department of Defence and Department of Homeland Security.

Sentry*Scope*™ is a unique video surveillance system using proprietary advanced linescan technology developed by Spectrum. The device is able to produce 90 degree panoramic digital video at resolutions of up to 21 million pixels per frame. This allows wide areas such as street scenes, car parks, railway station concourses, casinos, prisons, ports and the perimeter of secure or high risk facilities to be comprehensively monitored with sufficient resolution to digitally zoom in to sub-regions while retaining fine detail. To date the Sentry*Scope*™ has generated approximately $ 2m in sales to government and commercial customers in Europe, the U.S. and Australia.

QRS will also obtain rights to Sentry*Chroma*™ a new colour Sentry*Scope*™ option from Spectrum that, in response to customer requests, adds megapixel colour video overlay to the ultra high resolution monochrome Sentry*Scope*™ camera. The Sentry*Chroma*™ colour capability is expected to significantly increase the total addressable market for Sentry*Scope*™ products.

QRSciences CEO Mr. Kevin Russeth stated: "QRS is in the process of developing its sales and distribution business. As part of this business we are very pleased to bring this innovative and complimentary technology into our product range. Sentry*Scope*™ is readily marketable to the existing customer base of Baxall Australia, the organization we are in the process of acquiring, and has strong growth potential particularly with U.S. Federal customers."

In February 2006 QRS entered into an agreement to invest up to US$2.6 million in cash and scrip to acquire a strategic investment of up to 27.2% in Spectrum San Diego. QRS now own 16.55% of Spectrum. QRS retains an option to acquire all the outstanding shares in Spectrum until 2009.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with operations in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit: http://www.QRSciences.com or phone +61 8 9358 5011.

About Spectrum San Diego:

Founded in 1998, Spectrum San Diego, Inc is a product development group specialising in the design of electronic imaging systems and instrumentation. The company's founder and president is Dr. Steve Smith a noted expert in electronic design, X-ray imaging and digital signal processing.

Spectrum's primary focus is the invention, development and commercialization of novel imaging systems with efforts currently focused on two branded products, Sentry*Scope*™ and Cast*Scope*, and ongoing funded research and development projects.

Over the last seven years Spectrum has executed eight contracts and grants for the National Science Foundation, National Institute of Health, Transportation Security Administration, United States Air Force, Invision Technologies, Rapiscan Systems and a handful of other groups.

For more information about Spectrum please visit: http://www.spectrumsdi.com

QRSciences Holdings

Company Update: Positioned to Grow

General Meeting – Perth, 4 July 2006

QRSciences

Disclaimer

This presentation is provided to you for information purposes only and should not be construed as and shall not form part of an offer or solicitation to buy or sell any securities or derivatives. It should not be considered as an offer or invitation to subscribe for or purchase any securities in QRSciences Holdings Ltd ("QRS" or "the Company") or as an inducement to make an offer or invitation with respect to those securities. No agreement to subscribe for securities in QRS will be entered into on the basis of this presentation.

To the maximum extent permitted by applicable laws, QRS makes no representation and can give no assurance, guarantee or warranty, express or implied, as to, and take no responsibility for the authenticity, validity, accuracy, suitability or completeness of, or any errors in or omission, from any information, statement or opinion contained in this presentation.

Certain statements may be made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with ASIC.

QRSciences

Key Messages

- QRSciences (QRS) is developing and commercialising its core technologies in explosive, narcotic and weapon detection systems
- A leading patent-protected position in the ownership of Quadrupole Resonance (QR) technology and Advanced Metal Detection Systems (AMDS)
- Strength of position corroborated by quality of strategic partners
- Technology has broad range of commercial applications in markets with strong long term growth prospects – driven by government and regulatory demand
- Three products (QRBaggage, GEShoeScanner, QRWeaponsDetect) successfully positioned with strategic partners – expected FY07 sales from each
- Pipeline of products under development, leveraging investment in R&D
- QRS is building a sales and distribution organisation in Australia to service the growing domestic security market
- Strong revenue growth expected in FY07

QRSciences

Agenda

1. Strategy
2. Our technology
3. Our target markets
4. Current products
5. Product and R&D pipeline
6. Recent strategic actions
7. Summary

QRSciences

Company History / Profile

- Headquartered in Perth, Western Australia with office in San Diego, California opened in 2005
- Total employees 35
- Pursuing commercialisation of core Quadrupole Resonance (QR) since 1999 and affiliated Advanced Metal Detection System (AMDS) technology since 2003
- Revenue commenced in FY04
- Back-door listing on the Australian Stock Exchange completed in 2004
- Current market capitalisation approximately $19m

QRSciences

Strategy

- Development and commercialisation of core technologies in explosive, narcotic and weapon detection systems
- Create dominant intellectual property (IP) position over core technologies
- Pursuit of product sales via strategic partners which are leading players in the target markets
- Leverage R&D to create pipeline of new product opportunities, minimising future own spend
- Acquisition of complementary businesses to broaden product pipeline and sales and distribution capability

QRSciences

Our Technology

Quadrupole Resonance (QR)

- **Using radiowaves for material inspection and analysis**
  - QRBaggage
    - QR extends explosives detection capability of X-ray
    - QRS first in the world to commercialise with X-ray
  - GEShoeScanner

Advanced Metal Detection System (AMDS)

- **Inductive metal detection with imaging capability**
  - Spin-off from baggage screening systems technology
  - Directed at weapons detection
  - Current application in mail screening - QRWeaponsDetect

QRSciences

Our Target Markets - QR


Quadrupole Resonance (QR)
Detection of a Range of Explosives
Detection of Other Substances
Aviation Security
Baggage Screening
Shoe Screening
Personnel Screening
Cargo Screening
Mass Transit
Armed Forces Protection
Other Applications
• Transit Gate Explosive Detection System
• Vehicle Scanning
• QR Corridor
• Critical Infrastructure
• Embassies
• Government / Commercial Buildings
• Mail / Cargo
• Narcotics
• Additional Explosives
• Crystalline Biochemicals
• Pharmaceutical Quality Control & Assurance
• Landmine Clearance
• Non-Destructive Testing
• Material and Mineral Assay
Primary Focus / First Revenues
Secondary Focus / R&D

QRSciences

Our Target Markets - AMDS



Automatic Metal Detection System (AMDS)
Detection of a Range of Weapons
Mail Security
Mail Package Screening
Aviation Security
• Weapon and Bomb Detection
Primary Focus / First Revenues
Secondary Focus / R&D

QRSciences

Our Target Markets

- Significant target markets, e.g.:
  - Baggage screening US$750m (est.) (QRBaggage)
  - Shoe scanners US$750m (est.) (GEShoeScanner)
  - AMDS US$250m (est.) (QRWeaponsDetect)
- Markets growing rapidly, driven by:
  - Pressing need for next generation technical solutions
  - Aggressive government and regulatory impetus
- Geographical priorities:
  - US
  - UK and Europe
  - Asia

QRSciences

Current Products

- QRS already has three products in the market, each with strong strategic partners:

Product Stream	Nature of Sales	Strategic Partner	First Sales
QRBaggage	Original Equipment	Rapiscan Systems	FY07
GEShoeScanner	Royalty Stream	GE Security	FY07
QRWeaponsDetect	Original Equipment	Australian Customs	FY07

QRSciences

Current Products – QRBaggage – QXR1000



- **Product:** QXR1000 jointly developed with Rapiscan
  Partly funded by Australian and US Governments
- **Positioning:** Rapiscan is leader in US checkpoint market
  Currently has equipment placed in 50% of US checkpoints
- **Deal:** Preferred pricing and distribution agreement with Rapiscan, tied to minimum orders of $33m over 4 years

QRSciences

Current Products - GEShoeScanner

- **Product:** GEShoeScanner developed by GE Security
  Licensed IP from QRS
- **Positioning:** GE are #1 in checked baggage screening
  Positioning in checkpoint via US Government Registered Traveller program
- **Deal:** QRS receives royalties on units sold by GE



QRSciences

Current Products - QRWeaponsDetect



- **Product:** Developed for Australian Customs to detect weapons and weapon parts in mail
- **Positioning:** US Government via Australian Government is showing interest
- **Deal:** Australian Customs has fully funded development to date and has an option to place orders for up to $2m

QRSciences

Product and R&D Pipeline

- Actively leveraging R&D investment to create significant new product pipeline
- Own future R&D spend has diminished through increased funding from development partners
- Current product / R&D pipeline comprises:
  - Near-term (12 months)
    - QRNarcotics - Baggage screener, interest and funding from UK Customs
  - Longer Term
    - QRPersonnel - Personnel Corridor / Transit Gate Explosive Detection System
    - QRPharmaceutical - Quality Control and Assurance

QRSciences

Recent Strategic Actions – Spectrum

SPECTRUM San Diego, Inc.

February 2006

- **Agreement to purchase up to 27.4% of Spectrum San Diego Inc.**
  - Total outlay $2.6m (cash and scrip) by September 2007
  - Option to buy 100% by February 2009
  - Current ownership level 16.55%
- Investment rationale:
  - Common key relationships with US Government (R&D funding) and customers (sales) – new business opportunities
  - Synergistic benefits from shared facilities and combined marketing
  - Opportunity to develop integrated devices with respective technologies
  - Existing revenues from current product (SentryScope) plus new product pipeline (CastScope etc.)
  - Medium term opportunity to increase revenue and earnings

QRSciences

Recent Strategic Actions – BTG

BTG

February / April 2006

- **Purchase and exercise of option to acquire from BTG International 14 patent families representing core QR technology**
  - Strengthens QRS' dominant IP position in QR
  - Positions QRS as a gatekeeper for all commercialisation of QR in patent protected territories
  - Helped to facilitate subsequent GE licence deal
    - GE required access to the BTG patents for all their QR products

QRSciences

Recent Strategic Actions - GE

GE Security

May 2006

- **Comprehensive patent cross license with GE Security**
  - Strategic relationship with major supplier to the homeland security market
  - Pooling of patents opens market for a range of commercial QR applications - e.g. GEShoeScanner, Personnel Screening etc.
  - Fosters more collaborative approach to product development
  - Creates new revenue stream – royalties from GEShoeScanner
  - Potential follow-on royalty streams from baggage and vehicle screening systems

QRSciences

Recent Strategic Actions - Rapiscan

Rapiscan systems
An OSI Systems Company

June 2006

- **Preferred pricing and purchase agreement with Rapiscan**
  - Covers original equipment manufacture (OEM) QRS technology
    - Supplied as part of co-developed QXR1000 baggage and packing screening system (QRBaggage)
  - Subject to Rapiscan placing minimum orders in next 4 years
    - Aggregate $33m
  - Reinforces strategic relationship with Rapiscan
  - Rapiscan's leading checkpoint presence in US market facilitates swift market penetration
    - QR upgrade to existing units costs a fraction of other options

QRSciences

Recent Strategic Actions - Baxall

BAXALL AUSTRALIA

June 2006

- **Letter of Intent to acquire business and assets of Baxall Australia**
  - Broadens sales and distribution capability in Australia
  - Immediate and significant increment to revenue base
    - Projected revenue of $10m in FY07
    - Anticipate consolidating Baxall in QRS from 1 May 2006
  - Synergies with Spectrum – surveillance and monitoring products
    - Spectrum's SentryScope distributed in Australia by Baxall

QRSciences

Summary

- QRS is successfully developing and commercialising its core technologies in explosive, narcotic and weapon detection systems
- Our technologies boast a broad range of commercial applications in markets exhibiting strong long term growth prospects
- Successful positioning with key strategic partners has brought three products to the point of commercialisation in the past 12 months:
  - QRBaggage – Rapiscan Systems
  - GEShoeScanner – GE Security
  - QRWeaponsScan – Australian Customs
- An extensive R&D / product pipeline exists
- Strong revenue growth forecast for FY07
- **Recent actions, in line with our stated strategy, have strengthened our IP position, our product pipeline and our revenue outlook**

QRSciences

Contacts

QRSciences Holdings Ltd

8-10 Hamilton Street

Cannington, Western Australia 6107

+61 8 9358 5011

E-mail: info@qrsciences.com

http://www.qrsciences.com

QRSciences

ASX
AUSTRALIAN STOCK EXCHANGE

QRSCIENCES HOLDINGS LIMITED - REORGANISATION OF CAPITAL

Participating Organisations are advised that the reorganisation of capital of QRSciences Holdings Limited (the "Company") will become effective on Wednesday 5 July 2006.

The reorganisation is by way of consolidating every ten fully paid ordinary shares in the capital of the Company into one fully paid ordinary share.

Fractions will be rounded up.

The following timetable will apply.

4 July 2006	Shareholder approval.
5 July 2006	Trading commences in the reorganised securities on a deferred settlement basis. ASX Code : QRSDA
11 July 2006	Last day for the Company to register transfers on a pre-reorganisation basis.
12 July 2006	First day for the Company to register securities on a post reorganisation basis.
18 July 2006	Despatch date. Deferred settlement trading ends ASX Code: QRS
19 July 2006	Normal T+3 trading commences
24 July 2006	Settlement of trades conducted on a T+3 basis

ASX Contact:	Jill Hewitt
Business Unit	Issuers (Perth)
Ext.No:	6013
Date:	4 July 2006

QRSciences
Holdings Limited

ASX ANNOUNCEMENT

4 July 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Results of General Meeting of Shareholders
QRSciences Holdings Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that the General Meeting of Shareholders of QRSciences Holdings Limited was held today.

The proxy voting in favour of Resolution 1 has been reduced by a total of 20,858,700 as per the Voting Exclusion Statement in the Notice of General Meeting.

Details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Darren Bromley
Company Secretary

SUMMARY

Resolution 1 – Ratification of Previous QRSH Share Issues was passed after the Chairman called for a poll. The results of the poll were as follows;

For	66,004,843
Against	14,470,140
Abstain	1,014,250
Proxy Discretion to Chairman	52,393,719

Resolution 2 – Approval to undertake Consolidation was passed after the Chairman called for a poll. The results of the poll were as follows;

For	90,881,444
Against	15,216,640
Abstain	353,750
Proxy Discretion to Chairman	77,356,320

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**11/07/06**
Document Ref:	**307**
Release Time:	**Immediate**
Subject:	**Forecasts revenue range of $14m-$16m for FY07**

QRSciences
Holdings Limited

QRSCIENCES FORECASTS REVENUE RANGE OF $14M-$16M AND MOVE TOWARDS BREAKEVEN IN FY07

11 July, 2006 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) announced today that it currently estimates that total revenue for FY07 will fall in the range of $14m to $16m. Key factors behind the substantial projected increase over FY06 are:

- Strong growth in revenue from the first commercialised products associated with the company's patent-protected Quadrupole Resonance (QR) and Advanced Metal Detection System (AMDS) technologies, namely:
    - QRBaggage – original equipment sales of the QXR1000 screening product, developed jointly with Rapiscan Systems, the leader in the US checkpoint market, and the T3-03 stand alone device developed in Perth.
    - GEShoeScanner – royalty income on sales of the GEShoeScanner product developed by General Electric Security and incorporating QRS's intellectual property (IP).
    - QRWeaponsDetect – sales of original equipment to detect weapons and weapon parts in the mail, developed for the Australian Customs.
- Sales revenue of approximately $10m from Baxall Australia, the complementary security sales and distribution business whose intended acquisition was announced on 29 June, 2006. It is anticipated that this transaction will complete in August 2006, with consolidation of Baxall occurring for the 14-month period from 1 May 2006 in QRS's FY07 accounts.

In addition, QRS expects to attain a breakeven run-rate at the EBIT (earnings before interest and tax) level during the second half of FY07. The precise timing will in part be dictated by the level and date of sales achieved. This projected significant improvement in QRS's profitability will also reflect the reduction of the company's net R&D outlay and expense, owing to the company's success in securing increased external funding from government bodies and strategic partners.

The Company expects to record total revenue for the year ended 30 June 2006 of approximately $2.6m, up approximately 15% from 2005. In addition, the company expects to report a net loss after tax similar to the loss recorded in FY05.

QRSciences CEO Mr. Kevin Russeth commented: "FY06 has been a significant year for QRS, during which we have concluded a number of important strategic actions. These include the comprehensive patent cross-licence with General Electric Security, the preferred pricing and purchase agreement with Rapiscan Systems and the Letter of Intent to acquire Baxall Australia. These initiatives have strengthened our IP position, and enhanced both our product pipeline and revenue outlook. We have successfully positioned ourselves with key strategic partners, to the point that we are now poised to begin to realise the commercial potential of our core technologies in explosive, narcotic and weapon detection systems. We expect FY07 to represent another significant year of progress for QRS, as the company's long term potential begins to be reflected in its reported financial results."

QRS will be releasing its preliminary final report for the year ending 30 June 2006 in late August 2006.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**12/07/06**
Document Ref:	**308**
Release Time:	**Immediate**
Subject:	**Share Purchase Plan**

QRSciences Holdings Limited

Share Purchase Plan

The Directors of QRSciences Holdings Limited "Company" are pleased to invite eligible shareholders to participate in a capital raising initiative of the Company through a Share Purchase Plan ("Plan").

The Plan offers shareholders recorded on the register of members at 5:00pm, 11 July 2006 the opportunity to acquire either, 10,000, 8,000, 6,000 or 4,000 shares in the Company at a price of $0.50 per share. The maximum amount of investment from an eligible shareholder is $5,000.

The issue price is at an 8.45% discount to the five day volume weighted average price in the five days of trading prior to 12 July 2006. The number of shares issued by the Company under the Plan will be determined by shareholder participation. The proceeds of the Plan will be used for general working capital.

Please see the attached copy of Letter to Shareholders and Shareholder Purchase Plan Terms and Conditions for full details of the Plan.

QRSciences
Holdings Limited

12 July 2006

OFFER TO PARTICIPATE IN QRSCIENCES HOLDINGS LIMITED SHARE PURCHASE PLAN

The Directors of QRSciences Holdings Limited ACN 009 259 876 are pleased to offer to shareholders the opportunity to participate in the Company's Share Purchase Plan. The plan entitles eligible shareholders of the Company to purchase up to $5,000 worth of fully paid ordinary shares in the capital of the Company, free from all brokerage and commissions.

This will allow all shareholders including those with unmarketable parcels the ability to gross up their position while assisting the Company in raising general working capital.

Accompanying this letter is a document entitled 'Share Purchase Plan Terms and Conditions' which explains how the new shares will be issued should you participate in this offer. Also included is a personalised application form which you need to complete in accordance with the instructions provided and return to Computershare Investor Services Pty Ltd Office, Level 2, 45 St Georges Terrace, Perth, WA, with payment, in the reply paid envelope, so that it is received no later than 5.00pm WST on July 28, 2006.

The Share Purchase Plan will open on 12 July 2006 for a period of 16 days with shareholders registered as at the close of business on 11 July 2006 eligible to participate in the offer.

Shareholders can purchase EITHER:

- **10,000 shares at a price of $0.50 per share ($5,000); OR**
- **8,000 shares at a price of $0.50 per share ($4,000); OR**
- **6,000 shares at a price of $0.50 per share ($3,000); OR**
- **4,000 shares at a price of $0.50 per share ($2,000)**

The funds raised will be used for working capital and general operating expenses of the business.

I hope that you will give favourable consideration to this offer as a convenient means of increasing your holding in the Company. This will provide the Company with working capital as the company continues to move toward self funding and profitability.

If you have any questions about this opportunity please call the Company and ask to speak to either myself or Darren Bromley on (08) 9358 5011.

Yours Sincerely

Kevin Russeth
CEO and Executive Chairman

QRSciences Holdings Limited

SHARE PURCHASE PLAN TERMS AND CONDITIONS

These terms and conditions are the terms and conditions of QRSciences Holdings Limited ACN 009 259 876 ("Company") Share Purchase Plan ("Plan") (as contemplated by Policy Statement 125 of the Australian Securities & Investments Commission and Class Order 02/831) and are binding on any shareholder completing a Share Purchase Plan Application Form attached hereto.

1. THE OFFER

The Offer is an invitation to offer to subscribe for fully paid ordinary shares in the Company ("**Shares**") at $0.50 per Share up to a maximum subscription of 10,000 Shares ($5,000).

You may refuse the Offer.

The Offer to each eligible shareholder is made on the same terms and conditions. The Offer is non-renounceable (i.e. you may not transfer your right to acquire a Share to anyone else).

2. OPENING AND CLOSING DATE OF THE OFFER

The Offer opens at 9.00am WST on 12 July 2006. The Offer closes at 5.00pm WST on 28 July 2006. The Directors of the Company reserve the right to change the closing date of the Offer.

No late applications will be accepted.

3. ELIGIBILITY

You are eligible to apply for the Shares if:

(a) your registered address in the Company's register of members is in Australia or New Zealand or otherwise to any shareholder to whom an offer of securities under this Plan is not in breach of the securities laws of the country in which they reside; and

(b) you were registered as a holder of fully paid shares in the Company as at 5.00pm WST on 11 July 2006.

4. ISSUE PRICE

The issue price for each Share under the Offer is $0.50. The price is an 8.45% discount to the volume weighted average price of the Company's shares for the 5 days traded prior to 12 July 2006.

5. RIGHTS ATTACHING

The rights and obligations of the Shares are contained in the Constitution of the Company (which is available for inspection at the registered office of the Company during the period of the Offer). The Shares will be issued on the same terms as all other ordinary shares in the Company and the Company will apply for the Shares to be quoted on ASX.

If the Shares are not quoted on ASX, the Shares will not be issued and funds will be refunded.

6. NUMBER OF SHARES

If you are an eligible shareholder, you can purchase up to a maximum of 10,000 Shares for a consideration of $5,000. Shareholders can select one of the following 4 alternatives:

Offer A	10,000 Shares	Total amount payable at $0.50 per Share	$5,000
Offer B	8,000 Shares	Total amount payable at $0.50 per Share	$4,000
Offer C	6,000 Shares	Total amount payable at $0.50 per Share	$3,000
Offer D	4,000 Shares	Total amount payable at $0.50 per Share	$2,000

The total costs of Shares purchased by each eligible shareholder (including through joint holding(s), multiple share accounts or any holding in which they have a beneficial interest/s) must not exceed $5,000. The Directors reserve the right to issue to an eligible shareholder less Shares than the number specified in an Application Form (including only that number of shares per accepted Application Form that permits the Company to comply with ASX Listing Rule 7.1) for whatever reason including the possible subscription of over $5,000 worth of Shares by a shareholder through multiple applications or joint holdings. No fractions of Shares will be issued.

7. MAXIMUM NUMBER OF SHARES TO BE ISSUED

The total number of Shares under the Plan must not exceed 30% of the number of Shares currently on issue. Accordingly, the Company retains the right to scale back the number

of Shares issued to shareholders under the Plan if demand is strong. Any scaling down will be pro-rata for all shareholders on the basis of the amount paid. You therefore may be issued with fewer Shares than as set out in the alternative you select from the above.

8. PARTICIPATION COSTS

You must pay the issue price per Share and any fees or charges incurred by you in completing the Application Form, for example, bank fees or fees of professional advisors. The Company will pay any brokerage or stamp duty. No commission is payable by the Company on the issue of the Shares.

9. ALLOTMENT OF SHARES

Subject to point 7 above, the Shares will be allotted as soon as possible after the closing date.

The Company will send or cause to be sent to you a holding statement in due course.

10. PAYMENT FOR THE SHARES

All amounts in this Offer are expressed in Australian dollars. You must pay for the Shares by a cheque in Australian dollars made payable to "QRSciences Holdings Limited – Share Purchase Plan". Please provide a cheque for the exact amount. If you do not provide the exact amount, the Company reserves the right to return your Acceptance Form and cheque (in which case you will receive no Shares) or issue you a lesser number of Shares and (if necessary) return a portion of your funds. No interest will be paid on money returned.

11. OFFERS UNDER THE PLAN

The Company may make more than 1 invitation to acquire Shares under the Plan in any 12 month period. Shareholders will not be able to acquire Shares to a value exceeding $5,000 pursuant to the Plan in any 12 month period. The Company may amend the terms of the Plan to provide for different terms to apply to different invitations. The Company may terminate the Plan at any time. Notice of invitations, the terms of invitations and termination of the Plan will be provided to ASX. (Although, failure to give notice will not invalidate the event.)

12. APPLICATION OF PLAN

The Company may act or omit to act in relation to the Plan (including applying the terms of the Plan) in its absolute discretion. The Company may settle any difficulty of question of fact or interpretation in relation to the Plan in any matter it thinks fit, whether generally or in relation to any participant, application or Share. The Company's decision will be conclusive and binding. The Company reserves the right to waive strict

compliance with the terms of the Plan. The Directors of the Company or any delegate of them may exercise the powers of the Company under the terms of the Plan.

13. RISK

While the subscription price is, at the time of this Offer, at an 8.45% discount to the volume weighted average price of the Company's shares in the 5 days traded prior to 12 July 2006, subscription under the Plan is a speculative investment and the market price may change between the dates you apply for Shares and the issue of Shares to you. Accordingly, the value of shares applies for may rise or fall.

This Offer is not a prospectus and does not require the types of disclosures required under the Corporations Act. You must rely on your own knowledge of the Company, previous disclosures made by the Company to ASX, and, if necessary, consult your professional advisor when deciding whether or not to accept the Offer and participate in the Plan.

14. PRIVACY

By receiving completed Application Forms, the Company collects personal information about shareholders. The Company will use this information for the purposes of processing the Application Form and updating the records of the Company. Unless required by the law, the Company will not disclose the personal information for another purpose without the consent of the shareholder. Except as stated by the law, shareholders are able to access, upon request, their personal information held by the Company. For further information about how we manage your personal information or if you wish to obtain a copy of the Company's Privacy policy, please contact us.

15. USE OF FUNDS

The application of funds raised pursuant to the Plan is described in the letter to shareholders dated 12 July 2006 inviting them to participate in the Plan.

16. IMPORTANT DATES

The important dates in relation to this Offer are summarised below. These dates are indicative only and subject to change at the discretion of the Directors.

Record Date	11 July 2006
Offer opening date	12 July 2006
Offer closing date (subject to Directors' discretion to extend)	28 July 2006

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**28/07/06**
Document Ref:	**309**
Release Time:	**Immediate**
Subject:	**QRSciences continues move to non-executive board**

QRSciences
Holdings Limited

QRSCIENCES CONTINUES MOVE TO NON-EXECUTIVE BOARD

28 July, 2006 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) announced today that it has commenced a search for a non-executive director as the next step in the company's stated plans to move towards a majority non-executive board.

Two of the company's current executive directors, Dr. Timothy Rayner and Mr. Gary Pennefather, will retire from the Board of Directors in August 2006 as part of these plans.

Both will remain full time executives of the company, with Dr Rayner as Chief Technology Officer, and Mr Pennefather as Vice President, Commercial Systems.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States

QRSciences
Holdings Limited

28 July 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Shareholder,

EXTENSION OF OFFER PERIOD
QRSCIENCES HOLDINGS LIMITED SHARE PURCHASE PLAN

The Directors of QRSciences Holdings Limited ACN 009 259 876 ("**Company**") are pleased to announce an extension to the time available to participate in the Company's Share Purchase Plan.

The offer to participate in the Share Purchase Plan opened at 9.00am WST on 12 July 2006 and was due to close at 5.00pm WST on 28 July 2006. The offer period has been extended and the offer will now close at 5.00pm WST on 11 August 2006. Please see the table below for the revised dates.

QRSciences Holdings Limited Share Purchase Plan Important Dates.

Record Date	**11 July 2006**
Open Date	**12 July 2006**
New Closing Date	**11 August 2006**

If you have any questions about the extension of the offer period or the Share Purchase Plan generally please contact either myself or Darren Bromley on (08) 9358 5011.

Yours sincerely

Kevin Russeth
CEO and Executive Chairman

QRSciences Holdings Limited
(ABN 27 009 259 876)
8-10 Hamilton Street, Cannington, WA, 6107 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: enquiries@qrsciences.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited	
ABN: 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	29 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	25 June 2006
No. of securities held prior to change	Indirect – 248,750 Fully paid Ordinary shares. Direct – 1,047,500 Fully paid Ordinary shares.
Class	Fully paid Ordinary
Number acquired	Indirect – 6,000 Ordinary shares Direct – 20,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,480 ($0.48 / share)
No. of securities held after change	Indirect – 254,750 Fully paid Ordinary shares. Direct – 1,067,500 Fully paid Ordinary shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**31/07/06**
Document Ref:	**312**
Release Time:	**Immediate**
Subject:	**Appendix 4C – Quarterly Report**

Appendix 4C for the Quarter Ended 30 June 2006

QRSciences has recorded a full year net operating cash outflow of $5.2m, after R&D expenditure of over $1.8m. Operating cash outflow has stabilised at around $1.1m per quarter over the last nine months, and is expected to progressively improve over the 2006/7 financial year as revenue related to the commercialisation of the company's core technologies increases and as the intended Baxall Australia acquisition contributes to the company's results.

QRSciences has hit some important milestones in the final quarter of the 2005/6 financial year including:

- The exercise of an option to acquire the 14 patent families held by BTG thereby strengthening the company's position in the QR explosives detection market.
- Finalisation of an agreement to cross license a suite of patent and patent applications with GE Security, a business affiliate of the General Electric Company (NYSE:GE). This pooling of patents opens up the market for a range of commercial QR applications, including the GEShoeScanner product from which QRSciences will earn a new royalty stream.
- Recognition from both the United States and Australian Governments, following official meetings in Washington, for QRSciences' metal detection technology which is a possible solution to identify firearms and firearm components in packages and baggage.
- An agreement with Rapiscan Systems, a wholly-owned subsidiary of OSI Systems (NASDAQ:OSIS), giving Rapiscan preferred pricing and licensing rights over technology developed by QRSciences that makes up part of the co-developed Rapiscan QXR1000 baggage and package screening system. These rights are subject to Rapiscan placing minimum orders that aggregate $33m over the next four years. The QXR1000 can be seen on the Rapiscan Systems website: www.rapiscansystems.com
- Commencement of coordinated testing with HM Customs (UK) and Australian Customs Service looking at the capability of the company's QR technology for narcotic detection.
- Execution of a Letter of Intent to acquire the business and key assets of Baxall Australia Pty Ltd from Baxall UK. This transaction is expected to conclude shortly and the acquired business is expected to be profitable and to earn in excess of $10m in revenue in the 2006/7 financial year.

Since the quarter's end:

- QRSciences has completed an agreement with Spectrum San Diego to sell and distribute the Sentry*Scope*™ video surveillance system to U.S. government markets and to a number of territories including Australia and New Zealand.
- The company has announced that it currently estimates total revenue for FY07 will fall in the range of $14m to $16m – up from approximately $2.6m in FY06.

On 12 July 2006, QRSciences invited eligible shareholders to participate in a capital raising initiative of the company through a Share Purchase Plan ("Plan").

The Plan offers shareholders recorded on the register of members at 5:00pm, 11 July 2006 the opportunity to acquire either 10,000, 8,000, 6,000 or 4,000 shares in the company at a price of $0.50 per share. The maximum amount of investment from an eligible shareholder is $5,000.

QRSciences also has in place a $5m working capital facility with The At Call Equity Fund (ACE Fund) providing a working capital reserve for QRSciences to assist with business development and the implementation of the company's strategy both in Australia and overseas. To date the company has used $300,000 of this facility.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

Quarter ended ("current quarter")

30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		354	689
1.2	Payments for	(a) staff costs	(1,097)	(4,408)
		(b) advertising and marketing	(58)	(183)
		(c) research and development	(419)	(1,847)
		(d) leased assets	-	-
		(e) other working capital	(257)	(1,551)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		29	141
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other - R&D Start Grant Income		392	1759
	Legal Costs Recovery		-	215
	Net operating cash flows		(1,056)	(5,185)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,056)**	**(5,185)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(224)	(1,441)
	(b) equity investments	-	-
	(c) Intellectual property	-	(667)
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(3)	(32)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(227)	(2,140)
1.14	**Total operating and investing cash flows**	(1,283)	(7,325)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	150	5,296
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	150	5,296
	Net increase (decrease) in cash held	(1,133)	(2,029)
1.21	Cash at beginning of quarter/year to date	3,120	4,016
1.22	other adjustments		
1.23	**Cash at end of quarter**	1,987	1,987

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,987	3,120
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,987	3,120

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: Date: 31/07/06
(Company Secretary)

Print name: Darren Bromley

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.